PUBLIC VERSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40742

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brean Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Fifth Avenue, Floor #5
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arnold Sarabella	212 702 6625	asarabella@breancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kamler, Lewis & Noreman LLP
(Name – if individual, state last, first, and middle name)

1300 Walt Whitman Road, First Floor	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

February 18, 2004	1090
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Arnold Sarabella__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Brean Capital, LLC__ , as of __December 31__ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALIZA F. HERZBERG
Notary Public, State of New York
No. 02HE6051154
Qualified in New York County
Commission Expires November 20, 20 26

Signature: _Arnold Sarabella_

Title:
Chief Financial Officer and Treasurer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Consolidated Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

December 31, 2025

REPORT FILED PURSUANT TO SEC RULE 17a-5(e)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
Information Required by Rule 17a-5
December 31, 2025

Table of Contents

Consolidated Financial Statement:



KLN
ACCOUNTANTS AND ADVISORS

1300 Walt Whitman Road, First Floor, Melville, NY 11747
Tel (516) 829-0900 | Fax (516) 829-0906

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Brean Capital, LLC

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Brean Capital, LLC and Subsidiaries (collectively, the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of Brean Capital, LLC and Subsidiaries as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

We have served as Brean Capital, LLC's auditor since 2012.

Melville, NY 11747
March 2, 2026

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2025

Assets:

Cash and cash equivalents	$	27,929,187
Restricted cash		489,704
Deposits with broker-dealers and clearing organizations		21,204,484
Securities owned, at fair value (pledged as collateral with clearing organization)		2,056,005,290
Securities purchased under agreement to resell		342,482,910
Interest receivable		6,614,143
Interests in reverse mortgage loans		247,639,361
Investment in Synergy One Lending		5,925,388
Due from others		42,372,658
Due from affiliates		47,922,145
Prepaid expenses and other assets		4,159,940
Fixed assets, net		1,187,021
Right of use assets - operating leases		3,461,550
Total Assets	$	2,807,393,781

Liabilities and Members' Equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	90,086,662
Securities and reverse mortgage loans sold under repurchase agreements, at fair value		1,533,858,716
Payable to broker-dealers and clearing organizations		858,787,000
Accounts payable, accrued expenses and other liabilities		16,783,586
Compensation payable		21,343,069
Due to affiliate		345,615
Operating lease liabilities		3,884,333
Subordinated borrowing from related party		47,085,000
Total Liabilities		2,572,173,981

Commitments and Contingencies (Note 14)

Members' Equity		235,219,800
Total Liabilities and Members' Equity	$	2,807,393,781

The accompanying notes are an integral part of this consolidated Statement of Financial Condition

Brean Capital, LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2025

1. Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Protection and Investment Corporation ("SIPC") and the National Association of Securities Dealers Automated Quotations ("NASDAQ") exchange. The Company operates as an introducing broker and has an agreement with a clearing broker to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii). During the current year, the Company became a member of the Depository Trust Clearing Corporation ("DTCC") to facilitate the clearing of its repurchase and reverse repurchase agreements. The Company engages in several classes of services including trading of U.S. government and federal agency securities, federal agency mortgage-backed securities, corporate debt, municipal securities and other fixed income instruments. The Company operates out of its New York headquarters along with 17 branch offices throughout the United States. Its investment banking and syndicate underwriting business are primarily based in New York.

The Company has two special purpose entities, Nexus Reverse Investment Certificates LLC ("Nexus"), a wholly-owned subsidiary of the Company, and Brean Asset Backed Securities, LLC ("BABS"), a wholly-owned subsidiary of Nexus, to serve as a depositor of purchased collateral associated with reverse mortgage loans from various originators and held with a participation agent trust that issues participation certificates to BABS which are then financed by a financial institution until securitization.

During the current year, SBA Asset Acquisition LLC ("SBA") was formed to acquire Small Business Administration Confirmation of Originator Fee Certificates ("COOFs") and create time to time separate trusts between SBA, as depositor, and certain trusts.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company prepares its consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("GAAP") in addition to the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *"Financial Services – Brokers and Dealers"*, which provides authoritative guidance and reporting standards specific to brokers and dealers, as well as with reporting requirements issued by the SEC.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated statement of financial condition includes the activity of the Company and its wholly-owned subsidiaries, Nexus, BABS and SBA. All material intercompany transactions have been eliminated in consolidation. The Company has investments or interests in other entities which management must evaluate whether to consolidate by determining whether the Company has a controlling interest or is considered to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

2. Summary of Significant Accounting Policies (Continued)

Principles of Consolidation (Continued)

Variable interest entities ("VIEs") are entities that lack sufficient equity to finance its activities or have equity holders that do not have defined power to direct the activities of an entity normally associated with an equity investment. The determination as to whether an entity is a VIE is based on the structure and nature of the entity. Management also considers other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. ASC Topic 810, "Consolidation" generally states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance, and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

Management determines whether the Company is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. Where a qualitative analysis is not conclusive, a quantitative analysis is also performed. The evaluation of whether an entity is a VIE is reassessed by management when certain reconsideration events occur. The determination of whether the Company is a primary beneficiary of a VIE is reassessed by management on an ongoing basis based on current facts and circumstances.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2025, cash, cash equivalents and restricted cash of $28,418,891 were held at two financial institutions which is $27,918,891 in excess of the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 per depositor. Restricted cash is comprised of $489,704 of cash held in lieu of security deposits for its New York City and Boston offices.

The Company's cash and cash equivalents and restricted cash balances by category with the consolidated statement of financial condition are as follows:

Cash and cash equivalents	$ 27,929,187
Restricted cash	489,704
Total cash, cash equivalents and restricted cash presented in the statement of cash flows	$ 28,418,891

Securities Owned

Securities transactions in regular-way trades are recorded on trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net, in receivable from broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and through repurchase agreements. The amount due to the clearing organizations at December 31, 2025, is included in payable to broker-dealers and clearing organizations whereas the amount financed through repurchase agreements is included in securities and reverse mortgage loans sold under repurchase agreements in the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses
Loans receivable, credit note agreements and similar assets are evaluated to estimate any allowance for credit losses over the remaining life of the financial instrument, which is determined by considering contractual terms and expected prepayments, among other factors. The estimation of any allowance for credit losses is based on qualitative factors such as historical experience (adjusted for current risk characteristics and economic conditions) as well as reasonable and supportable forecasts. Depending upon the results of this analysis, a provision (or benefit) is included with other expenses in the amount necessary to arrive at the estimated allowance. Credit losses are charged against the allowance when it is believed the uncollectibility of the financial asset is confirmed. There was no allowance considered necessary, nor was there any provision, benefit or charge-off recorded during the year.

Fixed Assets
Fixed assets are recorded at historical cost. Depreciation is recorded using the straight-line method over estimated useful lives ranging between three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease. In accordance with GAAP guidance, the company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Long-Lived Assets and Asset Impairment
ASC Topic 360-10, "Impairment and Disposal of Long-Lived Assets" provides guidance for impairments of assets that are held for use, held for sale and to be disposed of by other means. ASC Topic 360-10 requires the use of fair value measurements for impairment of assets that are unique and not widely traded. A long-lived asset (group) that is held and used should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable, (i.e., information indicates that impairment might exist). As a result, entities are not required to perform an impairment analysis (i.e., test the asset (group) for recoverability and potentially measure an impairment loss) if indicators of impairment are not present. Instead, entities would assess the need for an impairment write-down only if an indicator of impairment (e.g., a significant decrease in the market value of a long-lived asset or group is present). Entities are responsible for routinely assessing whether impairment indicators are present and should have systems or processes to assist in the identification of potential impairment indicators. During the year, the Company determined that no assets held for use were impaired.

2. Summary of Significant Accounting Policies (Continued)

Derivatives
Derivatives entered into by the Company include purchase and sale agreements of to-be-announced securities ("TBAs"), which are forward mortgage-backed securities for which collateral remains "to be announced" until just prior to the trade settlement, along with futures and options. Options and futures are recorded at fair value whereas TBA financial instruments are recorded at the change in fair value in the consolidated statement of financial condition and are included within both securities owned and securities sold, not yet purchased. When a forward contract exists for securities purchased and sold on a when-issued basis ("when-issued securities"), such as a TBA security that provides a choice of settlement dates and delivery is made in the second nearest month or later, the TBA forward contract is accounted for as a derivative. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated statement of financial condition. Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. In addition, in order to mitigate exposure to market risk, the Company enters into various options and futures contracts, as well as credit default index swaps.

State Filing Fees, Local Income Taxes and Other
The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax ("UBT") which is four percent of net income excluding a provision for state filing fees and local income taxes after adjusting for non-deductible compensation to members and certain exclusions. In addition, the Company is subject to various states' partnership income taxes where it conducts business.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to such tax examinations by taxing authorities for years prior to the three-year statute of limitations.

Leases
In accordance with ASC Topic 842, *"Leases"*, the Company has included on its consolidated statement of financial condition a right of use asset and liability (lease obligation) arising from leases. The Company has established policies and procedures to assist in determining whether a contract contains a lease. The Company separates non-lease components, such as utilities and maintenance, from lease components in lease contracts and accounts for non-lease components based on other GAAP. Lease components in lease contracts are accounted for following the guidance in ASC Topic 842 for the capitalization of long-term leases. The amount of the lease liability was calculated as the present value of remaining lease payments discounted using the current funding rate charged by the Company's clearing organization that finances the Company's inventory. The amount of the right of use asset also reflects the present value of unpaid lease payments, but may also reflect any initial direct costs, prepaid lease payments, straight-line adjustments and lease incentives. Consequently, the amount of the lease asset may not equal the amount of lease liability. For leases with a maximum possible term (including any options to extend) of 12 months or less, the Company recognizes the lease payments on a straight-line basis over the lease term and variable payments in the period in which the obligation for those payments is incurred. The Company records a single monthly lease expense, combining the unwinding of the discount on the lease liability with the amortization of the right of use asset, on a straight-line basis.

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

Management has evaluated recently issued accounting pronouncements and does not believe that any of those pronouncements will have a material impact on the Company's consolidated statement of financial condition and related disclosures as of December 31, 2025.

3. Deposits with Broker-Dealers and Clearing Organizations

The Company maintains master netting clearing agreements to settle trading activity on a net basis. Amounts deposited with broker-dealers and clearing organizations at December 31, 2025, consist of the following:

	Deposits	Payable
Clearing and margin deposits	$ 21,204,484	$ -
Payable to clearing organizations	-	858,787,000
	$ 21,204,484	$ 858,787,000

4. Fair Value Measurements

ASC Topic 820, "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as Level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

4. Fair Value Measurements (Continued)

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities consist of U.S. government treasury securities and federal agency securities that are highly liquid and are actively traded in over-the-counter ("OTC") markets. Level 1 also includes TBAs which are traded in an actively quoted market.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted market prices for similar assets and liabilities in markets that are not active, and model-derived valuations in which inputs are observable, or significant value drivers are observable. Level 2 assets and liabilities include commercial mortgage-backed securities, corporate asset-backed debt, corporate obligations, U.S. government and federal agency securities, federal agency mortgage-backed securities, asset-backed securities with recent sales activity, investment grade and certain non-investment grade bonds, and asset backed corporate bonds and municipal bonds. Also included are interest rate futures and credit default index swaps.

Level 3 - Unobservable inputs that are supported by limited or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgement or estimation. The fair value for such assets and liabilities is generally determined using a market approach based on comparable market transactions adjusted for significant market changes along with pricing and cash flow models, including applicable forward interest rate curves that incorporate the assumption a market participant would use in pricing the asset or liability. Level 3 assets consist of interests in reverse mortgage loans, non-marketable equity stocks and warrants along with non-marketable municipal bonds.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Balance at December 31, 2025
Securities owned, at fair value				
Commercial mortgage-backed securities	$ -	$ 28,992,300	$ 269,930	$ 29,262,230
Common stock	-	-	91,286	91,286
Corporate asset-backed debt	-	6,014,339	1,271,872	7,286,211
Corporate obligations	-	2,571,673	10,000	2,581,673
Federal agency mortgage-backed	-	291,131,848	-	291,131,848
Futures contracts	-	1,237,972	-	1,237,972
Municipal securities	-	6,427,067	-	6,427,067
U.S. government and federal agency securities	2,906,306	1,715,080,697	-	1,717,987,003
Total securities owned, at fair value	$ 2,906,306	$ 2,051,455,896	$ 1,643,088	$ 2,056,005,290
Interests in reverse mortgage loans				
Interests in reverse mortgage loans	$ -	$ -	$ 247,639,361	$ 247,639,361
Securities sold, not yet purchased, at fair value				
Credit default index swaps	$ -	$ 1,353,624	$ -	$ 1,353,624
U.S. government and federal agency securities	85,659,062	3,073,976	-	88,733,038
Total securities sold, not yet purchased, at fair value	$ 85,659,062	$ 4,427,600	$ -	$ 90,086,662

4. Fair Value Measurements (Continued)

Commercial Mortgage-Backed Securities
Commercial mortgage-backed securities are a type of mortgage-backed security that is secured by mortgages on commercial properties, rather than residential real estate. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

Corporate Asset-Backed Debt Securities
Securities backed by commercial loans and assets which include tranches of varying levels of subordination. Significant inputs are generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds and yields of similar bonds. These securities are characterized in Level 2 and Level 3.

Corporate Obligations
Securities issued by corporations which are unsecured and are based on the credit worthiness of the issuer. Significant inputs include recent transaction prices for the same or bonds with comparable underlying characteristics, yields of similar bonds, and liquidity of the issue. These securities are characterized in Level 2 and Level 3.

Federal Agency Mortgage-Backed Securities
Securities backed by pools of residential mortgages, which are typically called Collateralized Mortgage Obligations ("CMO"), include tranches of varying levels of subordination. The fair value of these securities is generally determined based upon recent transaction prices for the same or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the U.S. government. These securities are characterized in Level 2.

Municipal Securities
The fair value of securities issued by states and municipalities is generally determined based upon recently executed transactions, interest rates and credit worthiness of the issuer. These securities are characterized predominantly in Level 2.

U.S. Government and Federal Agency Securities
The fair value of securities backed by a pool of residential mortgages, U.S. government treasury securities and TBAs is generally determined based upon recent transaction prices for the same bond or bonds with comparable underlying characteristics, prepayment speeds, duration and yields of similar bonds. Principal and interest of these securities are guaranteed by the U.S. government. TBAs are traded in active quoted markets and therefore generally classified as Level 1.

4. Fair Value Measurements (Continued)

U.S. Government and Federal Agency Securities (Continued)
Guaranteed portions of Small Business Association ("SBA") 7(a) loans, purchased in the form of guaranteed interest certificates ("GIC's") issued by the Fiscal Transfer Agent authorized to operate within the SBA Secondary Market, are accounted for as beneficial interests in accordance with ASC Topic 860, "Transfers and Servicing". Although not yet securitized, these financial assets are subject to prepayment, and as such, they are measured at fair value similar to other investments in debt securities for trading. The fair value of GIC's held are determined primarily by using pricing models which consider the term, age, size, borrower industry type and net margin of the loan and include assumptions for prepayment speeds, default rates and discount rates. As an approved SBA pool assembler, the Company also forms and may hold pools of GIC's, which are also valued using pricing models based on the age of collateral along with the term, margin and loan count associated with the pool with a similar application of prepayment assumptions and discount margin. All other U.S. government and federal agency bonds, and guaranteed portions of SBA loans, are characterized in Level 2.

Interests in Reverse Mortgage Loans
The Company measures proprietary reverse mortgage loans held at fair value on a recurring basis. As there is no active market for these specific, privately originated loans fair value is based on a combination of valuations approaches such as (i) using current pricing from recent transactions to serve as a benchmark for estimating the exit price of similar loans, or (ii) using subsequent sales of loans within the Company's portfolio, with transaction prices adjusted to reflect differences in loan terms, borrower age, property location or changes in market conditions between transaction and measurement dates, and (iii) if recent transaction data is not deemed sufficient or comparable, the Company utilizes an income approach to calculate the present value of future cash flows based on assumptions regarding home value appreciation, borrower mortality or move-out probabilities and discount rates. The proprietary reverse mortgage loans are categorized as Level 3 in the fair value hierarchy because, although valuations may be derived from market transactions, they involve significant unobservable inputs, specifically regarding the projected timing of loan repayments and the volatility of underlying real estate collateral.

5. Derivatives

The Company utilizes derivatives to meet the needs of customers and for trading and economic hedging strategies to actively manage its market and liquidity exposures. The Company records derivatives in accordance with ASC Topic 815, "Derivatives and Hedging", including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, securities borrowing and securities lending transactions that are subject to an enforceable master netting agreement or similar contractual agreement.

Quantitative Disclosure for Derivative Financial Instruments Used for Trading Purposes
In accordance with ASC Sub-Topic 210-20-50, the following table presents, as of December 31, 2025, the gross and net derivatives receivables and payables by contract and settlement type under GAAP. Derivative receivables and payables have been netted on the consolidated statement of financial condition against derivative payables and receivables, respectively, to the same counterparty with respect to derivative contracts for which the Company has obtained a master netting agreement. The fair value of derivative financial instruments is included in securities owned and securities sold, not yet purchased in the consolidated statement of financial condition at December 31, 2025.

5. Derivatives (Continued)

The table also presents average fair values and duration of such contracts throughout 2025:

	Number of Contracts	Notional (in 000s)	Gross Fair Value (in 000s)	Amount Netted Statement of Financial Condition (in 000s)	Net Amount Reflected on Statement of Financial Condition (in 000s)	Less Than 1 Year (in 000s)	5 Years (in 000s)	Average Fair Values (in 000s)
Purchase Contracts								
Interest rate futures contracts	385 $	38,500 $	(46) $	1,284 $	1,238 $	1,238 $	- $	(702)
Credit default swaps	1	59	(1,354)	-	(1,354)	-	(1,354)	(1,182)
TBA agreements	3	7,100	65	-	65	65	-	(26)
When issued securities	28	137,032	46	66	112	112	-	33
	417 $	182,691 $	(1,289) $	1,350 $	61 $	1,415 $	(1,354) $	(1,877)
Sale Contracts								
Interest rate futures contracts	5,200 $	529,700 $	1,284 $	(1,284) $	- $	- $	- $	(250)
TBA agreements	55	630,661	1,144	-	1,144	1,144	-	(1,386)
When issued securities	1	47,282	66	(66)	-	-	-	9
	5,256 $	1,207,643 $	2,494 $	(1,350) $	1,144 $	1,144 $	- $	(1,627)

During 2025, the Company had between 3,393 to 5,841 futures and options contracts open at any one time with notional amounts ranging from approximately $353,500,000 to $585,300,000. In addition, the Company had between 26 to 61 combined when issued securities and TBA purchase agreements with aggregated notional amounts ranging from approximately $52,251,000 to $238,029,000 and 36 to 60 combined when issued securities and TBA sales agreements with aggregated notional amounts ranging from $588,200,000 to $753,000,000.

6. Interests in Reverse Mortgage Loans

During the year, BABS purchased approximately $823,000,000 of reverse mortgage loans for the sole purpose of securitization for ultimate underwriting of such loans to institutional clients. All of the reverse mortgage loans were financed through a repurchase agreement with a financial institution. The reverse mortgage loans are recorded at fair value on the consolidated statement of financial condition as interests in reverse mortgage loans.

During the year, the Company sold approximately $735,500,000 of loans for securitization. At December 31, 2025, the Company had approximately $10,400,000 of accrued expenses included on the consolidated statement of financial condition for expenses on previous underwriting deals that have yet to be billed.

As of December 31, 2025, the amount of reverse mortgage loans financed through repurchase agreements aggregated $225,637,192 and are included in securities and reverse mortgage loans sold under repurchase agreements on the consolidated statement of financial condition.

As a sponsor to BABS securitizations, the Company is required to retain either a horizontal or vertical residual interest associated with each transaction, in order to comply with risk retention laws. The retained securities are included with securities owned and measured at fair value on the consolidated statement of financial condition, with changes in fair value recorded in earnings along with any related principal and interest collected if and when the underlying loans become due. As of December 31, 2025, the Company held approximately $5,000,000 of retained securities in connection with BABS securitizations. The Company does not currently intend to sell, hedge or transfer any of its risk retention interests.

7. Investment in Synergy One Lending, Inc.

The Company has a 17.483% equity investment in Synergy One Lending, Inc. ("S1L"), a private company that provides access to home financing products and services through the use of computer or smartphone. The Company is using the equity method of accounting with respect to its investment in S1L in accordance with ASC Topic 321, "Investments – Equity Securities", where the Company initially records its investment at historical cost and subsequently records the net revenue earned or net loss incurred from the other company on its income statement in an amount proportional to the percentage of its equity investment in the other company. The Company is on the board of directors of S1L representing a certain degree of influence in the operating and financial policies, participation in policy making processes and would be able to exercise its voting right to the direction of S1L. In addition, the amount of capital contributed to S1L by the Company has been deemed to be a majority investment in relation to the total amount of capital.

The Company is using the nature of the distribution method in accounting for distributions. Distributions will be classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as operating cash inflow) or a return of investment (classified as investment cash inflow) when such information is available. Dividend payouts from S1L will reduce the carrying amount of the investment.

The Company evaluates its equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is considered other than temporary, and considers a variety of factors including economic conditions, declines in business prospects, deterioration of earnings, increasing of costs of operations and other relevant factors specific to the investee. There was no impairment recognized in connection with the Company's equity method investment for the year ended December 31, 2025.

The Company's initial investment in S1L exceeded the underlying value of its equity ownership by $2,788,102. This difference is being amortized over ten years as a reduction to its equity.

8. Prepaid Expenses and Other Assets

Prepaid expenses and other assets, at December 31, 2025, consist of the following:

Prepaid expenses	$	1,991,257
Receivables and other assets		1,876,881
Employee loans and advances		199,468
Security deposits		92,334
	$	4,159,940

9. Fixed Assets

Fixed assets, net of depreciation and amortization, at December 31, 2025, consisted of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 Years	$ 617,856
Computer equipment	3-5 Years	4,122,887
Software	3 Years	75,000
Leasehold improvements	Shorter of Useful Life or Term of Lease	3,020,699
Total, at cost		7,836,442
Less accumulated depreciation and amortization		6,649,421
Total fixed assets, net		$ 1,187,021

10. Securities Purchased Under Agreement to Resell and Securities and Reverse Mortgage Loans Sold Under Repurchase Agreements

During 2025, the Company expanded its capabilities by diversifying and strengthening its funding and liquidity profile by accessing structural financing with more favorable haircuts and pricing, in accordance with its liquidity risk management framework. As part of this initiative, the firm has obtained full netting membership in the Fixed Income Clearing Corporation ("FICC") and has established a Bank of New York Fedwire account and a separate Depository Trust Company ("DTC") account to support bilateral repurchase agreement transactions, as well as tri-party repo capabilities through the Bank of New York Mellon platform. These arrangements support the launch and operation of a matched-book secured lending fixed income business designed to complement existing franchise trading desks and provide asset and liability management solutions to clients. All secured financing transactions are governed by a standard master repurchase agreement ("MRA") or a global master repurchase agreement ("GMRA"), with a custodial undertaking agreement ("CUA") executed and maintained for all tri-party relationships. Collateral valuation, pricing, and margining for tri-party transactions are performed by Bank of New York Mellon in its capacity as tri-party custodian.

The following table provides details on the composition of the outstanding reverse repurchase agreements at December 31, 2025:

	2025					
	Remaining Contractual Maturity of the Agreements					
Reverse repurchase agreements and reverse repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. treasury and federal agency securities	$ -	$ 50,380,457	$ -	$ -	$ 292,102,453	$ 342,482,910
Total borrowings	$ -	$ 50,380,457	$ -	$ -	$ 292,102,453	$ 342,482,910

The Company receives securities as collateral under reverse repos transactions and is permitted by contract to rehypothecate the securities received as collateral. At December 31, 2025, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was approximately $343,000,000, of which approximately $295,000,000 was rehypothecated to third parties.

10. Securities Purchased Under Agreement to Resell and Securities and Reverse Mortgage Loans Sold Under Repurchase Agreements (Continued)

The following table provides details on the composition of the outstanding repurchase agreements at December 31, 2025:

	2025					
	Remaining Contractual Maturity of the Agreements					
Repurchase agreements and repurchase-to-maturity transactions	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	On Demand	Total
U.S. treasury and federal agency securities	$ -	$ -	$ -	$ -	$ 1,308,221,524	$ 1,308,221,524
Reverse mortgage loans	-	-		225,637,192		225,637,192
Total borrowings	$ -	$ -	$ -	$ 225,637,192	$ 1,308,221,524	$ 1,533,858,716

At December 31, 2025 the fair value of financial instruments sold as collateral by the Company that the counterparty was permitted to deliver or repledge was approximately $1,554,000,000.

11. Related Party Transactions

The Company entered into various service and cost sharing agreements with some of its affiliates to perform various administrative, regulatory reporting and compliance services, as well as to provide access to the use of certain facilities and equipment. Additionally, the Company has a management service agreement with one of its equity members who provides the Company with management services.

The Company has a receivable from an affiliate, Brean Holdings, LLC ("BH") in the amount of $29,989,457, which is primarily made up of the purchase and funding of one of Holdings' subsidiaries, as well as the purchase of an investment. During 2025, the Company purchased $437,601,629 of reverse mortgage loans from a subsidiary of BH.

The Company has a receivable from an affiliate, HSF Capital Holdings, LLC ("HSF"), a subsidiary of BH, in the amount of $14,557 related to the funding of payroll expenses.

The Company also receives market data analytical services from one of its affiliates, Brean Strategic Advisors, LLC ("BSA"). At December 31, 2025, the Company owed $345,615 to BSA, which is included in due to affiliates on the consolidated statement of financial condition.

The Company has a receivable from an affiliate, Brean Asset Management, LLC ("BAM"), in the amount of $17,418,131 in relation to the funding of operating and payroll expenses, as well as amounts relating to the service and cost sharing agreement noted above.

The Company has a receivable from an affiliate, Brean Originator Fee Gestation, LLC ("Brofigi"), a subsidiary of BAM, in the amount of $500,000 related to the initial funding of operations. During 2025, Brofigi financed an average monthly balance of interest-only investments, known as COOFs, for the Company in the amount of approximately $400,000,000 notional.

For the entities noted above that were determined to be VIEs, management has concluded that the Company is not the primary beneficiary, and therefore not required to consolidate these entities. The risk of loss associated with these VIE's is limited to the Company's investments in, advances to, and/or receivables due from these VIEs.

12. Subordinated Borrowings

In August 2021, the Company entered into a five-year subordinated loan agreement with Brean Capital Holdings, LLC ("BCH"), in the amount of $47,085,000, at 6.75% per annum as of January 1, 2025, maturing on August 18, 2026. In July of 2025, the Company paid down $20,000,000 of this debt and renewed the remaining $27,085,000 for an additional five years at 8.25% per annum. In September 2025, the Company entered into a separate five-year, 7.75% per annum subordinated loan agreement with BCH for $20,000,000. BCH became a member of the Company in August 2021 to receive beneficial regulatory capital treatment. The funding of the subordinated loans to BCH was sourced by three outside parties totaling $50,000,000, whereas the Company has provided a guarantee for the repayment of such loans. For the year ended December 31, 2025, the Company paid interest of $3,239,324 to BCH in relation to the loans.

13. Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 promulgated under the Securities Exchange Act (the "Net Capital Rule"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $82,525,387, which was $77,441,558 in excess of its required minimum net capital of $5,083,829. The Company's percentage of aggregate indebtedness to net capital was 92.40%.

14. Commitments and Contingencies

Lease Commitments
The Company has obligations as a lessee for the office space located in New York and various other locations and other office equipment with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in the lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Consolidated statement of financial condition information related to leases was as follows:

Operating Leases

Right-of-use assets - operating leases	$ 3,461,550
Operating lease liabilities	$ 3,884,333

14. Commitments and Contingencies (Continued)

Other information related to leases as of December 31, 2025, was as follows:

Weighted Average Remaining Lease Term:

Operating leases	2.6 years

Weighted Average Discount Rate:

Operating leases	2.76%

Maturities of lease liabilities were as follows:

Years Ending December 31,	Operating Leases
2026	$ 1,811,102
2027	1,461,347
2028	389,870
2029	246,843
2030	156,092
Thereafter	-
Total undiscounted lease payments	4,065,254
Less: interest	180,921
Total lease liabilities	$ 3,884,333

Litigation, Indemnifications and Other Contingencies
In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party to or otherwise involved with will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC and in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2025, the Company's commitment to the CCLF was approximately $2,200,000 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

15. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs and when-issued securities. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions, including interest rate options and futures, are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains and losses recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2025, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2025.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no other margin accounts guaranteed by the Company other than just described at December 31, 2025.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

16. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

17. Subsequent Events

The Company evaluated the possibility of subsequent events that may impact the consolidated statement of financial condition through March 2, 2026, the date this consolidated financial statement was available to be issued. The Company has determined that there are no material events that would require adjustments to or disclosure in its consolidated statement of financial condition.

On January 30, 2026, the Company completed its acquisition of certain strategic business units from Janney Montgomery Scott LLC for approximately $5,500,000. The acquisition adds a team of approximately 50 capital markets professionals and expands capabilities in mergers and acquisitions advisory, capital raising, equity research, and institutional distribution.